SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 48)*

                     KEYSTONE CONSOLIDATED INDUSTRIES, INC.
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   493422 10 9
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 26, 2001
                      (Date of Event which requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                       652,414
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                        652,414

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      652,414

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.5%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                       652,414
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                        652,414

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      652,414

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.5%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                       652,414
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                        652,414

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      652,414

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.5%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                       652,414
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                        652,414

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      652,414

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.5%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                       652,414
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                        652,414

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      652,414

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.5%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                       652,414
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                        652,414

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      652,414

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.5%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                       652,414
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                        652,414

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      652,414

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.5%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     4,761,573
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      4,761,573

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,761,573

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      47.3%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                       682,414
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                        682,414

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      682,414

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.8%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      EP

CUSIP No.  493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                       840,814
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                        840,814

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      840,814

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      8.4%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS(SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     4,990,473
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      4,990,473

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      -0-

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 48
                                 TO SCHEDULE 13D

         This amended and restated statement on Schedule 13D is hereby amended and restated in its entirety as set forth below, except for Item 3, which is merely amended (collectively, this "Statement").

Item 1.  Security and Issuer

         This Statement relates to the common stock, $1.00 par value per share (the "Shares"), of Keystone Consolidated Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1740, Dallas, Texas 75240.

Item 2.  Identity and Background

         (a) This Statement is filed by (i) Valhi, Inc. ("Valhi"), and Contran Corporation ("Contran") as direct and indirect holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of Valhi (as described below in this Statement), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") and (iii) by virtue of his positions with Contran and certain other entities (as described in this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

         Contran, Valhi, NL Industries, Inc. ("NL"), the Foundation and the CMRT are the direct holders of approximately 40.8%, 3.2%, 3.2%, 1.9% and 0.3%, respectively, of the 10,061,969 Shares outstanding as of May 14, 2001 according to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (the "Outstanding Shares"). Contran, Valhi and NL may be deemed to control the Company.

         Valhi and Tremont Corporation ("Tremont") are the direct holders of approximately 60.4% and 20.5%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. Tremont Group, Inc. ("TGI"), Tremont Holdings, LLC ("TRE Holdings") and Valhi are the direct holders of approximately 80.0%, 0.1% and 0.1%, respectively, of the outstanding shares of Tremont common stock and together may be deemed to control Tremont. Valhi and TRE Holdings are the direct holders of 80.0% and 20.0%, respectively of the outstanding common stock of TGI and together may be deemed to control TGI. NL is the sole member of TRE Holdings and may be deemed to control TRE Holdings.

         VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 81.7%, 9.5%, 1.9%, 0.5%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

         Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

         The Foundation directly holds approximately 1.9% of the Outstanding Shares and 0.5% of the outstanding shares of Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

         The CMRT directly holds approximately 0.3% of the Outstanding Shares and 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

         The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran
(i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

         Valmont Insurance Company ("Valmont") and a subsidiary of NL directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

         Mr. Harold C. Simmons is chairman of the board and chief executive officer of Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran. Mr. Simmons is also chairman of the board of NL and a director of Tremont.

         By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest in the Shares held by the CMRT.

         Harold C. Simmons' spouse is the direct owner of 10,500 Shares and 77,000 shares of Valhi common stock, respectively. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

         Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

         (b) The principal offices of Valhi, VGI, National, NOA, Dixie Holding, Southwest, Dixie Rice, the CMRT, the Foundation and Contran are located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The principal business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal business address of Southwest is 402 Canal Street, Houma, Louisiana 70360. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

         (c) Valhi is engaged though its subsidiaries in the titanium dioxide pigments, component products (ergonomic computer support systems, precision ball bearing slides and security products), titanium metals products and waste management industries.

         In addition to activities engaged in through Valhi and the other companies Valhi may be deemed to control, as described above, and in addition to holding the securities described above, (i) VGI is engaged in holding notes receivable; (ii) National is engaged in holding notes receivable and, directly or through other companies, in real estate, oil and gas activities and the rental and sales of compressors and related products; (iii) Dixie Holding is engaged in holding preferred stock of Contran; (iv) NOA is engaged in real estate and holding notes receivable; (v) Dixie Rice is engaged in land management, agriculture and oil and gas activities; (vi) Southwest is engaged in land management, agriculture and oil and gas activities; and (vii) among other things, Contran is engaged through the Company in the production of steel rod, wire and wire products.

         Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. The employee benefit plans funded by the trusts participating in the CMRT are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

         The Foundation is a tax-exempt foundation organized for charitable purposes.

         (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Contran, Dixie Holding, National and Valhi are Delaware corporations. VGI is a Nevada corporation. NOA is a Texas corporation and the Foundation is a Texas non-profit corporation. Dixie Rice and Southwest are Louisiana corporations. The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law. Harold C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Persons understand that the funds required by each person named in Schedule A to this Statement to acquire Shares were from such person's personal funds.

Item 4.  Purpose of Transaction

         As a result of the adverse effects of the prolonged downturn in the domestic steel industry on the Company's operating results, financial position and capital structure, and the related impact on the stock price for the Shares, Contran and Valhi have significant unrealized losses with respect to the Shares that they hold. Contran and Valhi desire to realize these loses for tax purposes. Accordingly, on June 26, 2001, Contran and Valhi sent a letter to Titanium Metals Corporation ("TIMET"), a Delaware corporation that is a 39% owned subsidiary of Tremont, offering to sell all of Contran's and Valhi's Shares to TIMET for $0.01 per share. A copy of the letter is attached hereto as
Exhibit 1 and incorporated herein by reference. There is no assurance that any transaction will be consummated under the terms of the proposed offer.

         Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran, other than the CMRT and the Foundation, may from time to time purchase Shares, and any of the Reporting Persons, or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

         As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

         The information included in Item 6 of this Statement is incorporated herein by reference.

         The Reporting Persons understand that prior purchases of Shares by each of the persons named in Schedule A to this Statement and Mr. Simmons' spouse were made for the purpose of such person's personal investment.

         Certain of the persons named in Schedule B to this Statement, namely Messrs. Glenn R. Simmons, Steven L. Watson and J. Walter Tucker, Jr. are executive officers and/or directors of the Company and may acquire Shares from time to time pursuant to employee benefit plans that the Company sponsors or other compensation arrangements with the Company.

         Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule A to the this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Contran, Valhi, NL, the Foundation, the CMRT and Harold C. Simmons' spouse are the direct beneficial owners of 4,109,159, 326,364, 326,050, 188,400, 30,000 and 10,500 of the Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

                  (1) Valhi, VGI, National, Dixie Holding, NOA, Dixie Rice and Southwest may each be deemed to be the beneficial owner of the 652,414 Shares that Valhi and NL directly hold (an aggregate of approximately 6.5% of the Outstanding Shares);

                  (2) The CMRT may be deemed to be the beneficial owner of the 682,414 Shares that Valhi, NL and the CMRT directly hold (an aggregate of approximately 6.8% of the Outstanding Shares);

                  (3) The Foundation may be deemed to be the beneficial owner of the 840,814 Shares that Valhi, NL and the Foundation directly hold (an aggregate of approximately 8.4% of the Outstanding Shares);

                  (4) Contran may be deemed to be the beneficial owner of the 4,761,573 Shares that Contran, Valhi and NL directly hold (an aggregate of approximately 47.3% of the Outstanding Shares); and

                  (5) While Harold C. Simmons does not directly own any Shares, he may be deemed to be the beneficial owner of the 4,990,473 Shares that Contran, Valhi, NL, the Foundation, the CMRT and his spouse directly hold (an aggregate of approximately 49.6% of the Outstanding Shares).

Except to the extent of his vested beneficial interest in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.

         The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to personally beneficially own the Shares as indicated on Schedule C to this Statement.

         (b)      By virtue of the relationships described in Item 2:

                  (1) Valhi, VGI, National, Dixie Holding, NOA, Dixie Rice and Southwest may each be deemed to share the power to vote and direct the disposition of the Shares that Valhi and NL directly hold;

                  (2) The CMRT may be deemed to share the power to vote and direct the disposition of the Shares that Valhi, NL and the CMRT directly hold;

                  (3) The Foundation may be deemed to share the power to vote and direct the disposition of the Shares that Valhi, NL and the Foundation directly hold;

                  (4) Contran may be deemed to share the power to vote and direct the disposition of the Shares that Contran, Valhi and NL directly hold; and

                  (5) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the Shares that Contran, Valhi, NL, the Foundation, the CMRT and his spouse directly hold.

         (c)      Not applicable.

         (d) Each of Contran, Valhi, NL, the Foundation, the CMRT and Mr. Simmons' spouse has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In January 2001, Contran's $10 million credit facility dated as of November 5, 1997 with Societe Generale, Southwest Agency, as amended, pursuant to which Contran had pledged Shares, expired in accordance with the terms of the facility. The facility was not renewed and the Shares pledged pursuant to the facility were released.

         The information included in Item 4 of this Statement is hereby incorporated herein by reference.

         Other than set forth above, none of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule A to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Letter dated June 26, 2001 addressed to Titanium Metals Corporation from Contran Corporation.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 26, 2001




                                                          /s/ Harold C. Simmons
                                                          ----------------------
                                                          Harold C. Simmons
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 26, 2001





                                                          /s/ Steven L. Watson
                                                          ----------------------
                                                          Steven L. Watson
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee for THE COMBINED MASTER RETIREMENT TRUST.


STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI GROUP, INC.
VALHI, INC.

                                   Schedule B

         The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

           Name                                           Present Principal Occupation
-----------------------------                             ------------------------------------------------------------
Eugene K. Anderson                                        Vice president of Contran, Dixie Holding, Dixie
                                                          Rice, National, NOA, Southwest, VGI and Valhi; and treasurer of the Foundation.

Thomas E. Barry (1)                                       Vice president for executive affairs at Southern  Methodist
                                                          University  and  professor of marketing in the Edwin L. Cox
                                                          School of Business at Southern Methodist University;  and a
                                                          director of Valhi.

Norman S. Edelcup (2)                                     Senior  vice  president  business  development  of  Florida
                                                          Savings  Bancorp;  director  of Valhi;  and  trustee of the
                                                          Baron Funds, a mutual fund group.

Lisa Simmons Epstein                                      Director and president of the Foundation.

Edward J. Hardin (3)                                      Partner  of the law  firm of  Rogers &  Hardin  LLP;  and a director of Valhi.

J. Mark Hollingsworth                                     Vice  president  and  general  counsel  of  Contran,  Dixie
                                                          Holding,  Dixie Rice,  National,  NOA,  Southwest,  VGI and
                                                          Valhi;  and  general  counsel  of  the  Foundation,   CompX
                                                          International  Inc., a manufacturer  of ergonomic  computer
                                                          support   systems,   precision   ball  bearing  slides  and
                                                          security  products that is affiliated with Valhi ("CompX"), and The Combined  Master  Retirement  Trust,  a trust Valhi established to permit the  collective  investment by master
                                                          trusts  that  maintain  the  assets  of  certain   employee
                                                          benefit  plans  Valhi  and  related  companies  adopt  (the
                                                          "CMRT").

Keith A. Johnson                                          Controller of the Foundation.

William J. Lindquist                                      Director and senior vice president of Contran, Dixie
                                                          Holding, National, NOA and VGI; senior vice president
                                                          of Dixie Rice, Southwest and Valhi.

A. Andrew R. Louis                                        Secretary of Contran,  CompX,  Dixie  Holding,  Dixie Rice,
                                                          National, NOA, Southwest, VGI and Valhi.

Kelly D. Luttmer                                          Tax director of Contran,  CompX, Dixie Holding, Dixie Rice,
                                                          National, NOA, Southwest, VGI and Valhi.

Andrew McCollam, Jr. (4)                                  President  and a director of  Southwest;  director of Dixie
                                                          Rice; and a private investor.

Harold M. Mire (5)                                        Vice president of Dixie Rice and Southwest.

Bobby D. O'Brien                                          Vice president and treasurer of Contran, Dixie Holding, Dixie
                                                          Rice, National, NOA, VGI and Valhi; and vice president of
                                                          Southwest.

Glenn R. Simmons                                          Vice  chairman  of the  board of  Contran,  Dixie  Holding,
                                                          National,  NOA,  VGI and  Valhi;  chairman  of the board of
                                                          CompX  and  Keystone  Consolidated  Industries,  Inc.  (the
                                                          "Company");   director  and  executive  vice  president  of
                                                          Southwest  and Dixie  Rice;  a director  of NL  Industries,
                                                          Inc., a major  international  producer of titanium  dioxide pigments that is affiliated  with Valhi ("NL");  a director of Tremont  Corporation,  a holding company with operations in  the  titanium  metals  business  the  titanium  dioxide pigments  business  and  real  estate  development  that is affiliated  with  Valhi  ("Tremont");  and  a  director  of
                                                          Titanium   Metals   Corporation,    a   leading   worldwide
                                                          integrated  producer of titanium  metals  products  that is affiliated with Tremont ("TIMET").

Harold C. Simmons                                         Chairman of the board and chief executive officer of
                                                          Contran, Dixie Holding, Dixie Rice, the Foundation,
                                                          National, NOA, Southwest, VGI and Valhi; chairman of the
                                                          board of NL; director of Tremont; and trustee and member of the trust investment committee of the CMRT.

Richard A. Smith (5)                                      Director and president of Dixie Rice.

Gregory M. Swalwell                                       Vice president and controller of Contran, Dixie Holding,
                                                          National, NOA, VGI and Valhi; and vice president of Dixie
                                                          Rice and Southwest.

J. Walter Tucker, Jr. (6)                                 President,  treasurer  and a director  of Tucker & Branham,
                                                          Inc.,  a  mortgage  banking,   insurance  and  real  estate
                                                          company;  vice  chairman  of the  board of the  Company;  a director  of Valhi;  and a member  of the trust  investment committee of the CMRT.

Steven L. Watson                                          Director and president of Contran, Dixie Holding,
                                                          National, NOA, VGI and Valhi; director and
                                                          executive vice president of Dixie Rice and Southwest;
                                                          director, vice president and secretary of the
                                                          Foundation; and a director of the Company, NL, TIMET and
                                                          Tremont.

----------

(1) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2) The principal business address for Mr. Edelcup is 8181 Southwest 117th Street, Pinecrest, Florida 33156.

(3) The principal business address for Mr. Hardin is 229 Peachtree Street, N.E., Suite 2700, Atlanta, Georgia 30303.

(4) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(5) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(6) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.

                                   SCHEDULE C


         Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

                                                            Shares                  Options
          Name                                               Held                  Held (1)                Total
--------------------------                                -----------             -----------           -----------
Eugene K. Anderson                                              200                     -0-                  200

Thomas E. Barry                                               2,000                   8,000               10,000

Norman S. Edelcup                                               -0-                     -0-                  -0-

Lisa Simmons Epstein                                            -0-                     -0-                  -0-

Edward J. Hardin                                                -0-                     -0-                  -0-

J. Mark Hollingsworth                                           -0-                     -0-                  -0-

Keith A. Johnson                                                -0-                     -0-                  -0-

William J. Lindquist                                            -0-                     -0-                  -0-

A. Andrew R. Louis                                              -0-                     -0-                  -0-

Kelly D. Luttmer                                                -0-                     -0-                  -0-

Andrew McCollam, Jr.                                            -0-                     -0-                  -0-

Harold M. Mire                                                  -0-                     -0-                  -0-

Bobby D. O'Brien                                                -0-                     -0-                  -0-

Glenn R. Simmons (2)                                        115,650                 154,500              270,150

Harold C. Simmons (3)                                           -0-                     -0-                  -0-

Richard A. Smith                                                -0-                     -0-                  -0-

Gregory M. Swalwell                                             -0-                     -0-                  -0-

J. Walter Tucker, Jr. (4)                                   153,450                   7,000              160,450

Steven L. Watson                                              2,250                   1,000                3,250

----------

(1) Represents Shares issuable pursuant to the exercise of stock options within 60 days of the date of this Statement.

(2) The Shares reported as directly held by Mr. Glenn Simmons include 10,950 his spouse holds directly and 2,200 shares his spouse holds in a profit sharing plan. Mr. Simmons disclaims beneficial ownership of all of the Shares his spouse holds.

(3) Mr. Harold Simmons may be deemed to possess indirect beneficial ownership of the Shares as described in Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares, except to the extent of his vested beneficial interest in the Shares held the CMRT holds.

(4) Excludes Shares the CMRT holds of which such person is a member of the trust investment committee. Mr. Tucker disclaims beneficial ownership of the Shares held by the CMRT.

                                  EXHIBIT INDEX

Exhibit 1. Letter dated June 26, 2001 addressed to Titanium Metals Corporation from Contran Corporation.